FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                  02 April 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                    CONTENTS

1. Holding(s) in Company
2. Holding(s) in Company
3. Holding(s) in Company
4. Total Voting Rights
5. Statement re Iberia Shareholding

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  02 April 2007

                                INDEX TO EXHIBITS



Exhibit No.        Description

1.                 Holding(s) in Company announced on 07 March 2007

2.                 Holding(s) in Company announced on 08 March 2007

3.                 Holding(s) in Company announced on 20 March 2007

Exhibit 1.                 'Holding(s) in Company


TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

British Airways Plc



2. Reason for the notification (please place an X inside the appropriate bracket/s):



An acquisition or disposal of voting rights: (X)



An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )



An event changing the breakdown of voting rights: ( )



Other (please specify) : ( )



3. Full name of person(s) subject to the notification obligation (iii):



Deutsche Bank AG.....



4. Full name of shareholder(s) (if different from 3.) (iv):



5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):



02/03/2007



6. Date on which issuer notified:

06/03/2007



7. Threshold(s) that is/are crossed or reached:

3%



8. Notified details:

..................



A: Voting rights attached to shares



Class/type of shares if possible           Situation previous to the Triggering transaction (vi)
using the ISIN CODE

                                  Number of shares                   Number of voting Rights (viii)


Ordinary Shares 25p GB0001290575  N/A                                N/A



Resulting situation after the triggering transaction (vii)



Class/type of shares if      Number of shares         Number of voting rights (ix)      % of voting rights
possible using the ISIN CODE

                             Direct                   Direct (x)   Indirect (xi)        Direct      Indirect


                             29,901,625               29,901,625                        2.60



B: Financial Instruments

Resulting situation after the triggering transaction (xii)



Type of         Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial       (xiii)                Period/ Date (xiv)        that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.


Call Option     March 2007                                      600,000                     0.05
Call Option     June 2007                                       3,700,000                   0.32
Call Option     September 2007                                  1,088,000                   0.09



Total (A+B)

Number of voting rights        % of voting rights


35,289,625                     3.06



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):



Proxy Voting:



10. Name of the proxy holder:

..................



11. Number of voting rights proxy holder will cease to hold:

..................



12. Date on which proxy holder will cease to hold voting rights:

..................



13. Additional information:

Please note that this is the first disclosure made on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in British Airways Plc since the implementation of the Disclosure and Transparency rules in the UK.



14. Contact name:

David Lindsay/Andrew Anderson



15. Contact telephone number:

+00 44 207 545 8533/8532

..................


---------------------------------

Alan Buchanan

Company Secretary

British Airways Plc

020 8738 5119

Exhibit 2.       'Holding(s) in Company


TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

British Airways Plc



2. Reason for the notification (please place an X inside the appropriate bracket/s):



An acquisition or disposal of voting rights: (X)



An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )



An event changing the breakdown of voting rights: (    )



Other (please specify) : (  )



3. Full name of person(s) subject to the notification obligation (iii):

Deutsche Bank AG.....



4. Full name of shareholder(s) (if different from 3.) (iv):



5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):



05/03/2007



6. Date on which issuer notified:

07/03/2007



7. Threshold(s) that is/are crossed or reached:

3%



8. Notified details:

..................



A: Voting rights attached to shares


Class/type of shares if possible           Situation previous to the Triggering transaction (vi)
using the ISIN CODE
                                  Number of shares                   Number of voting Rights (viii)


Ordinary Shares 25p GB0001290575  29,901,625                         29,901,625




Resulting situation after the triggering transaction (vii)



Class/type of shares if      Number of shares         Number of voting rights (ix)      % of voting rights
possible using the ISIN CODE

                             Direct                   Direct (x)   Indirect (xi)        Direct      Indirect


                             Below 3%                 Below 3%                          Below 3%




B: Financial Instruments

Resulting situation after the triggering transaction (xii)


Type of         Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial       (xiii)                Period/ Date (xiv)        that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.


Call Option                                                     Below 3%                    Below 3%



Total (A+B)

Number of voting rights        % of voting rights


Below 3%                       Below 3%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):



Proxy Voting:



10. Name of the proxy holder:

..................



11. Number of voting rights proxy holder will cease to hold:

..................



12. Date on which proxy holder will cease to hold voting rights:

..................



13. Additional information:



14. Contact name:

David Lindsay/Andrew Anderson



15. Contact telephone number:

+00 44 207 545 8533/8532

..................







---------------------------------

Alan Buchanan

Company Secretary

British Airways Plc

020 8738 5119

Exhibit 3.                  Holding(s) in Company



TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):



British Airways Plc



2. Reason for the notification (please place an X inside the appropriate bracket/s):



An acquisition or disposal of voting rights: (X)



An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )



An event changing the breakdown of voting rights: ( )



Other (please specify) : ( )



3. Full name of person(s) subject to the notification obligation (iii):

Deutsche Bank AG.....



4. Full name of shareholder(s) (if different from 3.) (iv):



5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):



08/03/2007



6. Date on which issuer notified:

12/03/2007
(received 20 March 2007)



7. Threshold(s) that is/are crossed or reached:



3%



8. Notified details:

..................



A: Voting rights attached to shares


Class/type of shares if possible           Situation previous to the Triggering transaction (vi)
using the ISIN CODE
                                  Number of shares                   Number of voting Rights (viii)


Ordinary Shares 25p GB0001290575  Below 3%                           Below 3%




Resulting situation after the triggering transaction (vii)


Class/type of shares if      Number of shares         Number of voting rights (ix)      % of voting rights
possible using the ISIN CODE

                             Direct                   Direct (x)   Indirect (xi)        Direct      Indirect

                             29,766,293               29,766,293                        2.58%



B: Financial Instruments

Resulting situation after the triggering transaction (xii)


Type of         Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial       (xiii)                Period/ Date (xiv)        that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.


Call Option     March 2007                                      600,000                     0.05%
Call Option     June 2007                                       3,700,000                   0.32%
Call Option     September 2007                                  1,088,000                   0.10%



Total (A+B)


Number of voting rights        % of voting rights


35,154,293                     3.05%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):




Proxy Voting:



10. Name of the proxy holder:

..................



11. Number of voting rights proxy holder will cease to hold:

..................



12. Date on which proxy holder will cease to hold voting rights:

..................



13. Additional information:

Please note that this is the first disclosure made on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in British Airways Plc since the implementation of the Disclosure and Transparency rules in the UK.



14. Contact name:

David Lindsay/Andrew Anderson



15. Contact telephone number:

+00 44 207 545 8533/8532

..................



---------------------------------

Alan Buchanan
Company Secretary
British Airways Plc
020 8738 5119

Exhibit 4

..
British Airways Plc - Voting Rights and Capital


In conformity with the Transparency Directive's transitional provision 6, British Airways Plc ("BA") gives notice that its capital consists of
1,151,557,541 ordinary 25p shares with voting rights.   As BA does not hold any
ordinary shares in Treasury its total number of voting rights equals its capital.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BA under the FSA's Disclosure and Transparency Rules.


Alan Buchanan
Company Secretary
30 March 2007

Exhibit 5.


BRITISH AIRWAYS STATEMENT ON IBERIA SHAREHOLDING

In the light of Iberia's announcement that it has received a bid approach, British Airways has decided to appoint UBS to advise on how to use
British Airways' 10 per cent holding in Iberia in the best interests of British Airways shareholders.

The advice will examine all options, including a disposal of British Airways' holding.


                                   ends

30 March, 2007                                                            PM/07